UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 5
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2022

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Lawrence J. Verhelst, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XIII:  June 2023 European Investment Bank Group Risk Management Disclosure Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 29th day of December, 2023.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Cyril Rousseau
Cyril Rousseau
Director General
Finance Directorate

by
/s/ Marco Zimmermann
Marco Zimmermann
Director
Global Head of Treasury and Capital Markets

EXHIBIT INDEX

Exhibit	Document

XIII	June 2023 European Investment Bank Group Risk Management Disclosure Report.